Filed Pursuant to Rule 424(b)(3)
Registration No. 333-150612

MOODY NATIONAL REIT I, INC.
SUPPLEMENT NO. 8 DATED SEPTEMBER 19, 2011
TO THE PROSPECTUS DATED APRIL 25, 2011

This document supplements, and should be read in conjunction with, our prospectus dated April 25, 2011 relating to our offering of up to $1,100,000,000 in shares of our common stock, as supplemented by Supplement No. 6 dated August 10, 2011, and Supplement No. 7 dated August 18, 2011.  Terms used and not otherwise defined in this Supplement No. 8 have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 8 is to disclose:

●	the status of our public offering;

●	the reelection of our four directors at our annual meeting of stockholders; and

●	an update to the stock ownership table in our prospectus.

Status of Our Public Offering

We commenced our initial public offering of up to $1,100,000,000 in shares of our common stock on April 15, 2009. We are offering $1,000,000,000 in shares of our common stock in our primary offering and $100,000,000 in shares of our common stock pursuant to our distribution reinvestment plan. As of September 14, 2011, we had accepted investors’ subscriptions for and issued 407,913 shares of our common stock in our public offering, including 13,179 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in gross offering proceeds of $3,947,340. We will sell shares of our common stock in our initial public offering until the earlier of the date on which the maximum amount has been sold or April 15, 2012.

The Reelection of our Four Directors at our Annual Meeting of Stockholders

    On August 24, 2011, we held the annual meeting of our stockholders, or the annual meeting. At the annual meeting our four serving directors, Brett C. Moody, William H. Armstrong, III, Lawrence S. Jones and John P. Thompson were reelected to the board until the next annual meeting of our stockholders and until their successors are elected and qualified. Pursuant to our independent directors compensation plan, each of our three independent directors received 2,500 shares of restricted common stock upon reelection. The shares of restricted common stock vest in four equal quarterly installments beginning on the first day of the first quarter following the date of grant; provided, however, that the restricted stock will become fully vested on the earlier to occur of (1) the termination of the independent director’s service as a director due to his or her death or disability, or (2) a change in control.

For biographical information on Messrs. Moody, Armstrong, Jones and Thompson, see “Management — Directors and Executive Officers” in our prospectus.

Update to Our Stock Ownership Table

The following supersedes and replaces in its entirety the section of our prospectus entitled “Stock Ownership”:

          The following table sets forth the beneficial ownership of our common stock as of September 14, 2011 for each person or group that holds more than 5.0% of our common stock, for each director and executive officer and for our directors and executive officers as a group. To our knowledge, each person that beneficially owns our shares has sole voting and disposition power with regard to such shares.

          Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at 6363 Woodway Drive, Suite 110, Houston, Texas 77057.

Name of Beneficial Owner(1)	Number of Shares Beneficially Owned	Percent of All Shares
Moody National REIT Sponsor, LLC	24,334	5.4%
Brett C. Moody(2)	24,334	5.4%
Richard Pratt & Georgia Pratt(3)	60,752	13.4%
Edward Carter & Waudell Carter(4)	30,000	6.6%
Robert W. Engel	—	—
Lawrence S. Jones	7,898	1.7%
William H. Armstrong, III	7,898	1.7%
John P. Thompson	7,898	1.7%
All Directors and Executive Officers as a group	48,028	10.5%
____________________
(1)
Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Includes 24,334 shares owned by Moody National REIT Sponsor, LLC. Moody National REIT Sponsor, LLC is indirectly owned and controlled by Mr. Moody.
(3)
Richard Pratt and Georgia Pratt hold these shares as joint tenants with right of survivorship. Our charter prohibits any person or entity from owning, directly or indirectly, more than 9.8% of the currently outstanding shares of our common stock; provided, however, that our board of directors, in its sole discretion, may exempt a shareholder from the 9.8% share ownership limit and establish or increase a higher share ownership limit for such shareholder. Our board of directors has exempted Richard Pratt and Georgia Pratt from the 9.8% share ownership limit and established a new share ownership limit of 15% of our outstanding shares of common stock with respect to Richard Pratt and Georgia Pratt.

(4)	Edward Carter & Waudell Carter hold these shares as joint tenants with right of survivorship.